

August 25, 2014

Via E-mail
Darwin Fogt,
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re: eWellness Healthcare Corporation**
> **Amendment No. 2 to Form 8-K**
> **Filed August 6, 2014**
> **File No. 000-55203**

Dear Mr. Fogt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. As there is no exception in Rule 419 to the requirement that funds held in escrow be returned under Rule 419(e)(1)(iv), and there is no provision in Rule 419 under which the issuer or investors can waive this right, we continue to believe that you were required to return investor funds pursuant to the Rule. Please provide a detailed analysis supporting your belief that Rule 419(e)(1)(iv) does not require the return of funds. Absent additional legal support for your contention that investors "effectively waived" the Rule 419 provision, please revise your Risk Factor, "We may be subject to liability for failure to comply with Rule 419…," Management's Discussion and Analysis and elsewhere as appropriate to address our previous comments. Please see prior comments 2, 3, 17 and 32.

2.   We also note your response to comment 1 in our letter dated July 10, 2014 states that you intend to withdraw your Form S-1 and file a notice of exempt offering on Form D. It is unclear on what basis you believe you could give the representations required by Rule 477 of Regulation C. Please advise.

3.   We note your response to comments 1 and 2, including with respect to pre-existing relationships, and we note from your response to prior comment 4 that you sold to 52 investors in your Rule 419 offering. With a view to clarifying disclosure in the Form 8-K, please provide a more detailed integration analysis and advise us of (1) the nature and background of the pre-existing relationships and (2) additional detail regarding the basis for your claimed 506(b) safe harbor, including the number and status of non-accredited investors.

Business, page 5

4.   We reissue, in part, comment 11 from our letter dated July 10, 2014. Please revise to state that, to-date, you have no sales of your DMpt product and have enlisted no patients. We also note your disclosure on page 5 that you "are first-to-market" with your innovative service and program. Given that you have no product sales or enrolled patients, please revise to remove such statement or clarify that you seek to be the first to market with your program.

Four Separate Reimbursement Plans, page 15

5.   We note that Program D consists of 14 in-office visits which will be covered out-of-pocket by patients who are self-insured or who will self-pay. Given this, it is unclear on what basis you expect $2,100 in average per-patient reimbursement under this program. Please revise for consistency with your table disclosure on page 15 which states that the charge would be a $300 monthly flat rate with no insurance reimbursement. Alternatively, please revise to clarify the disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operations, page 29

6.   We reissue comment 22 in our letter dated July 10, 2014. While we note your disclosure on page 29 that you intend to be in 24 offices in 12 months, please revise to state the number of offices in which you intend to launch your operations.

7.   We note your response to prior comment 23. Please revise the plan of operations to include tabular or other clear disclosure that itemizes in quantified terms the significant categories of planned expenses for the first objective. In this regard, it appears the table should include salaries, the license contract with Bistromatics, promissory note payments, rent, SG&A, etc.

Recent Sales of Unregistered Securities, page 38

8.   We note the Riedel Research Group opinion provided with your last response letter.
      Please:

      - Advise us if it was based upon a private placement of $30,000 in convertible
        notes and tell us which financings were used as a basis for the opinion;

      - Tell us if you received "the forthcoming report," which the opinion states should
        be read and analyzed before relying on the opinion, and provide a copy of any
        such opinion; and

      - Provide a copy of the "three year financial forecast prepared by eWellness
        management."

Exhibits

9.   We note that you have incorporated by reference your "Form of Note" from Exhibit 10.3
      to the Form 8-K filed on May 6, 2014. Given that the note has now been executed,
      please file the executed documents or tell us why such document need not be filed. Refer
      to Item 601(b)(10) as well as Instruction 1 to Item 601 of Regulation S-K.

Exhibit 99.3

Pro Forma Financial Statements

10.   We continue to evaluate how the Rule 419 issue affects your pro forma presentation and
      may have further comment upon resolution of the related comments.

Amendment No. 1 to Form 10-Q for the three months ended March 31, 2014

Notes to Condensed Financial Statements, page F-4

Note 8 – Subsequent Events, page F-7

11.   It appears to us that you should also disclose in this note your failure to comply with the
      requirements of Rule 419 and any contingency resulting from that action if the
      probability of loss is deemed more than remote. Please revise. If you believe no further
      disclosure is required, please explain to us the basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rachael Schmierer
       Hunter Taubman Weiss